SMIC 2009 Technology Symposium held in Shanghai

Shanghai  [2009-10-23]

(Shanghai, China, 2009-10-23) Semiconductor Manufacturing International Corporation (“SMIC”, NYSE: SMI and SEHK: 0981.HK) held their ninth technology symposium in Shanghai on October 23. The seminar attracted more than 300 customers, design service providers, technology partners and vendors from around the world.

“Opportunity, Challenge, Innovation” was the theme of this year’s symposium. As the semiconductor industry is recovering, SMIC arranged this symposium to win customers and seize opportunities for the coming year. SMIC President and CEO Dr. Richard Chang made the opening speech. He talked about SMIC’s recent achievements made through innovation and cooperation and spoke of future growth as SMIC adapts to the industry’s trends. He stated that SMIC’s customers, partners and vendors had been a strong support, and that SMIC looks forward to working more closely in continued collaboration in order to achieve greater success.

Lin Benchu, Deputy Director Of Science & Technology Commission, People’s Government Of Pudong New Area, Shanghai, gave a speech affirming the important contributions SMIC had made in Shanghai’s IC industry. He also mentioned hope for close cooperation to jointly promote industrial development. Afterwards, CTO of Datang Telecom Technology & Industry Group, Dr. Shanzhi Chen gave the great keynote presentation on “Mobile communication and TD-SCDMA Development”.

The symposium also invited speakers from industry leaders and prominent IP providers. Mr. James Liu, General Manager of Cadence gave a speech titled “Cadence Design Solutions for Advanced Process Nodes,” Mr. Danny Peng, Managing Director of Mentor Graphics Pacific-Asia addressed “Advanced Design Flow & DFM platform for 65nm and below”, and Mr. Paul Lai, Marketing Director for SVP, Synopsys spoke about “65nm low power flow and SMIC / Synopsys IP availabilities”.

SMIC ‘s technology team also provided workshops presenting various topics: 45/65 nanometer logic technology, mixed-signal technologies, RF, analog and power integrated circuit technology, micro-electromechanical systems technology, and the status quo and development trend. The seminars also gave insight on SMIC’s latest products, technologies and services.

In addition, the symposium featured an exhibition where approximately 30 manufacturers displayed their products and services, including intelligent display module, library, EDA tools such as electronic design automation products and packaging and testing, design and other services.

In addition to Shanghai, SMIC will also hold its symposium on November 24th in Japan. Other dates and locations include: September 15th in Wuhan, September 22nd in Chengdu, September 25th in Shenzhen, and October 15th in Beijing. For more details visit: http://www.smics.com/symposium/website/CN/en/index.jsp

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35um to 45nm. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, a 200mm fab under construction in Shenzhen, and an in-house assembly and testing facility in Chengdu. SMIC also has customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 200mm wafer fab in Chengdu owned by Cension Semiconductor Manufacturing Corporation and a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation. For more information, please visit http://www.smics.com.

For more information, please contact:

International Media
Beverly Liu
SMIC Investor Relations
Tel: +86 (21) 3861 0000
E-mail: Beverly—Liu@smics.com

China Media
Angela Miao
SMIC Public Relations
Tel: +86 (21) 3861 0000
E-mail: Angela—Miao@smics.com